March 11, 2014 VIA EDGAR	Seth K. Weiner 404-504-7664 sweiner@mmmlaw.com www.mmmlaw.com

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust V, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed February 10, 2014

File No. 333-189891

Dear Mr. Kluck:

On behalf of Cole Credit Property Trust V, Inc. (the “Company”), please find transmitted herein for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated March 4, 2014 relating to the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Commission on February 10, 2014 (Registration No. 333-189891) (the “Registration Statement”).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) included in the Amendment.

Management, page 68

Executive Officers and Director, page 70

Comment No. 1: Please provide the disclosure required by Item 401(e) of Regulation S-K for Mr. Schorsch. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director.

Response: If acceptable to the Commission, the Company hereby undertakes to revise the “Management – Executive Officers and Directors” section of the Prospectus contained in the Registration Statement as set forth in Exhibit A attached hereto to include the disclosure required by Section 401(e) of Regulation S-K for Mr. Schorsch. If the revisions to the Registration Statement reflected in Exhibit A are acceptable to the Commission, they will be reflected in a subsequent pre-effective amendment to the Registration Statement.

Phone: 404.233.7000  |  www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta  —  Beijing  —  Raleigh-Durham  —  Savannah  —  Taipei  —  Washington, DC

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Beneficial Ownership of Equity Securities, page 95

Comment No. 2: We note your response to comment 6 of our letter dated October 11, 2013. We reissue our comment in part. Please identify the natural persons with voting or dispositive control over the company’s securities. Please refer to Item 403 of Regulation S-K for guidance.

Response: The Company submits that American Realty Capital Properties, Inc. (“ARCP”) is the sole stockholder of the Company. ARCP is a widely held public company, and, to the Company’s and ARCP’s knowledge, no stockholder currently holds more than 5% of ARCP’s voting securities. In addition, a majority of the members of the board of directors of ARCP are independent, and no officer of ARCP has the ability to vote or dispose of the Company’s securities that are held by ARCP without the approval of ARCP’s board of directors. As such, no natural person, including Mr. Schorsch, who serves as the chairman and chief executive officer of ARCP, has voting or dispositive control over the Company’s securities that are held by ARCP. If acceptable to the Commission, the Company hereby undertakes to revise the “Beneficial Ownership of Equity Securities” section of the Prospectus contained in the Registration Statement as set forth in Exhibit B attached hereto to disclose that ARCP is a widely held public company with no controlling beneficial owners. If the revisions to the Registration Statement reflected in Exhibit B are acceptable to the Commission, they will be reflected in a subsequent pre-effective amendment to the Registration Statement.

Conflicts of Interest, page 96

Interests in Other Real Estate Programs and Other Concurrent Offerings, page 96

Comment No. 3: We note that you are now controlled by American Realty Capital Properties and that your named executive officers also serve as the executive officers for other registrants affiliated with this entity. We note that you have provided disclosure regarding entities related to Cole. Please also provide disclosure regarding the other entities affiliated with American Realty Capital Properties and your officers.

Response: The Company respectfully notes that disclosure regarding the conflicts of interest with the American Realty Capital group of companies is provided in the “Conflicts of Interest – Interests in Other Real Estate Programs and Other Concurrent Offerings” and “Conflicts of Interest – Dealer Manager” sections of the Prospectus contained in the Amendment. As noted in the response to Comment No. 4 below, the Company does not believe that additional disclosure regarding the programs sponsored by AR Capital, LLC is needed to provide potential investors with the information necessary to make an informed investment decision. Nevertheless, because the Company has undertaken to provide additional aggregate disclosure in its response to Comment No. 4, the Company hereby undertakes to revise the “Conflicts of Interest – Interests in Other Real Estate Programs and Other Concurrent Offerings” section of the Prospectus contained in the Registration Statement as set forth in Exhibit C attached hereto to include a cross-reference to the more expansive disclosure contained in Exhibit D hereto. If the revisions to the Registration Statement reflected in Exhibit C are acceptable to the Commission, they will be reflected in a subsequent pre-effective amendment to the Registration Statement.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Prior Performance Summary, page 130

Comment No. 4: We note that you are now controlled by American Realty Capital Properties and that your named executive officers also serve as the executive officers for other registrants affiliated with this entity. We note that you have provided disclosure regarding entities related to Cole. Please also provide disclosure regarding the other entities affiliated with American Realty Capital Properties. Please refer to Industry Guide 5 and the Division’s Disclosure Guidance Topic No. 6 located at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm.

Response: The Company respectfully submits that ARCP has always been a public company with an independent board of directors, and had never been a sponsor of non-traded real estate investment trusts (“REITs”) prior to its acquisition of Cole Real Estate Investments, Inc. on February 7, 2014. The Company believes that ARCP and its private capital management business (“PCM Division”), which advises the Company and other non-traded REITs sponsored by Cole Capital, is wholly distinct from AR Capital, LLC, which is a privately owned limited liability company that is in the business of sponsoring non-traded REITs and other direct investment programs by the American Realty Capital group of companies. Furthermore, ARCP’s management team at both the public company level and the PCM Division is significantly different from the AR Capital, LLC management team. ARCP’s PCM Division and AR Capital, LLC are large businesses with respective independent organizational structures that stand on their own. Bearing that in mind, the Company believes that the inclusion of AR Capital, LLC prior performance information in the Prospectus would not provide meaningful information to potential investors regarding the prior performance of the current management and corporate team that will support the Company’s business, which is substantially composed of the same members that served Cole Capital prior to ARCP’s acquisition of the PCM Division. The Company thus respectfully believes that the inclusion of AR Capital, LLC prior performance information would run counter to the intent of the Division’s Disclosure Guidance Topic No. 6 and Industry Guide 5.

The Company notes that the only common thread between the two businesses is Mr. Schorsch’s role as chief executive officer of each of ARCP and AR Capital, LLC. The Company believes that such common thread is insufficient to necessitate the inclusion of AR Capital, LLC’s prior performance. Furthermore, ARCP’s PCM Division is led and supported by a team that has no overlap with the AR Capital, LLC leadership and team, excluding Mr. Schorsch. In addition, the PCM Division is buttressed by approximately 350 Cole Capital employees with no ties to AR Capital, LLC. The PCM Division is largely staffed in Phoenix, Arizona and maintains a separate identity from AR Capital, LLC’s New York, New York team. Aside from Mr. Schorsch, the Company believes that there is no link at all between the two business platforms, and having one overlapping executive officer should not necessarily drive the inclusion of prior performance information.

The Company believes that the Division’s Disclosure Guidance Topic No. 6 indicates that Industry Guide 5 was implemented to present to investors the experience and acumen of a blind-pool, non-traded REIT’s support team in raising capital and acquiring accretive real estate for such entities because the entities are newly formed with no operating history. Therefore, the determination as to who has sponsored the Company and the other non-traded REITs sponsored by Cole Capital, as interpreted under Industry Guide 5, should be driven by the components of the acquisitions and capital raising team, not a sole individual. Because none of AR Capital, LLC’s team (aside from Mr. Schorsch) supports the PCM Division, the Company believes that AR Capital, LLC’s prior performance falls outside the ambit of Industry Guide 5.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

The Company acknowledges that AR Capital, LLC and ARCP’s PCM Division are two leading non-traded REIT platforms and that AR Capital, LLC’s publicly available prior performance is positive in nature; nevertheless, such information presents an inaccurate picture of the operations of the PCM Division and blends together two different platforms. The PCM Division is focused solely on net lease real estate, separate and apart from the AR Capital, LLC platform which currently sells non-net lease products. The team that supported the PCM Division prior to ARCP’s acquisition of such business is predominantly the same team of approximately 350 members that currently supports the PCM Division, without input or services from AR Capital, LLC. The PCM Division is a self-sufficient, standalone business built upon the intellectual capital of the 350-member team which brings its own experience to offer, manage, advise and operate the Company and other non-traded REITs sponsored by Cole Capital, separate and apart from the AR Capital, LLC platform.

In light of the significant differences and general lack of common leadership and management among ARCP’s PCM Division and AR Capital, LLC, the Company does not believe that disclosure regarding the individual non-traded REITs sponsored by AR Capital, LLC would provide meaningful disclosure to potential investors; rather, it would provide a bevy of information that would obscure information about the actual leadership and support team that has and will continue to help run the Company’s business. As a result, the Company believes that no prior performance information regarding the AR Capital, LLC-sponsored REITs is warranted. Nevertheless, due to the sole common thread of Mr. Schorsch’s chief executive officer position with each of ARCP and AR Capital, LLC, the Company proposes to revise the Registration Statement to insert the “Prior Performance Summary – Programs of the American Realty Capital Group of Companies” section of the Prospectus as set forth in Exhibit D attached hereto, which reflects aggregate information regarding the American Realty Capital group of companies. Although the Company reaffirms its position that no prior performance disclosure regarding the programs sponsored by AR Capital, LLC is needed to provide potential investors with the information necessary to make an informed investment decision, if the revisions to the Registration Statement reflected in Exhibit D are acceptable to the Commission, they will be reflected in a subsequent pre-effective amendment to the Registration Statement.

MORRIS, MANNING & MARTIN, LLP

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

*   *   *   *   *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	D. Kirk McAllaster, Jr.

Lauren B. Prevost

EXHIBIT A

been the chairman of American Realty Capital Global Trust, Inc. (ARC Global) and chief executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively. He also served as chairman of American Realty Capital Trust IV, Inc. (ARCT IV) and the chief executive officer of ARCT IV, the ARCT IV advisor and the ARCT IV property manager from their formation in February 2012 until the close of ARCT IV’s merger with ARCP in January 2014. Mr. Schorsch also has served as the chairman of the board of directors of American Realty Capital Healthcare Trust II, Inc. (ARC HT II) since its formation in October 2012. Mr. Schorsch has served as the chairman of the board of directors and chief executive officer of ARC Realty Finance Trust, Inc. (ARC RFT) since its formation in November 2012 and as chief executive officer of the ARC RFT advisor since its formation in November 2012. Mr. Schorsch has served as chairman of the board of directors of American Realty Capital Trust V, Inc. (ARCT V) and as chief executive officer of ARCT V, the ARCT V advisor and the ARCT V property manager since their inception in January 2013. Mr. Schorsch has served as chief executive officer of the Phillips Edison – ARC Grocery Center REIT II, Inc. advisor since July 2013. Mr. Schorsch has served as chairman of the board of directors of American Realty Capital Hospitality Trust, Inc. (ARC HOST) since August 2013 and as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Schorsch has served as a director of American Energy Capital Partners, LP’s general partner since its formation in October 2013. Mr. Schorsch has served as executive chairman of the board of directors of RCS Capital Corporation since February 2013. From September 2006 to July 2007, Mr. Schorsch was chief executive officer of American Realty Capital, a real estate investment firm. Mr. Schorsch founded and formerly served as president, chief executive officer and vice chairman of American Financial Realty Trust (AFRT) from its inception as a REIT in September 2002 until August 2006. AFRT was a publicly traded REIT (which was listed on the NYSE within one year of its inception) that invested exclusively in offices, operation centers, bank branches, and other operating real estate assets that are net leased to tenants in the financial services industry, such as banks and insurance companies. Through American Financial Resource Group (AFRG) and its successor corporation, AFRT, Mr. Schorsch executed in excess of 1,000 acquisitions, both in acquiring businesses and real estate property with transactional value of approximately $5 billion, while also operating offices in Europe that focused on sale and leaseback and other property transactions in Spain, France, Germany, Finland, Norway and the United Kingdom. In 2003, Mr. Schorsch received an Entrepreneur of the Year award from Ernst & Young. From 1995 to September 2002, Mr. Schorsch served as chief executive officer and president of AFRG, AFRT’s predecessor, a private equity firm founded for the purpose of acquiring operating companies and other assets in a number of industries. Prior to AFRG, Mr. Schorsch served as president of a non-ferrous metal product manufacturing business, Thermal Reduction. He successfully built the business through mergers and acquisitions and ultimately sold his interests to Corrpro (NYSE) in 1994. Mr. Schorsch was selected to serve as chairman of our board of directors based upon his current experience as chairman, chief executive officer and president of CCPT I, CCIT, CCPT IV, Cole Income NAV Strategy and CCIT II, his current experience as chairman and chief executive officer of NYRR, ARC RCA, ARC HT, ARC DNAV, ARCP, ARC Global, ARC RFT, ARCT V, NYCR and BDCA, his current experience as chairman of ARC HT II and ARC HOST and executive chairman of RCS Capital Corporation, his previous experience as president, chief executive officer and vice chairman of AFRT and chairman and chief executive officer of ARCT, ARCT III and ARCT IV and his significant real estate acquisition experience.

D. Kirk McAllaster, Jr. has served as our executive vice president, chief financial officer and treasurer since January 2013. He has served as executive vice president and chief financial officer (REITs and real estate funds) of CR V Advisors since December 2012. In addition, Mr. McAllaster serves or served in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I	Executive vice president and chief financial officer Treasurer Director	October 2007 – Present May 2011 – Present May 2008 – Present
CCPT I Advisors	Executive vice president and chief financial officer (REITs and real estate funds)	January 2012 – Present
	Executive vice president and chief financial officer	March 2007 – January 2012
	Vice president, finance	December 2005 – March 2007
CCPT II	Executive vice president and chief financial officer	October 2007 – July 2013
	Treasurer	May 2011 – July 2013

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EXHIBIT B

BENEFICIAL OWNERSHIP OF EQUITY SECURITIES

The following table sets forth information as of February 7, 2014 regarding the beneficial ownership of our common stock by each person known by us to own 5% or more of the outstanding shares of common stock, each of our directors, each named executive officer, and our directors and executive officers as a group. The percentage of beneficial ownership is calculated based on 8,000 shares of common stock outstanding as of February 7, 2014.

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(2)	Percentage
American Realty Capital Properties, Inc.(3)	8,000	100%
Nicholas S. Schorsch	—	—
D. Kirk McAllaster, Jr.	—	—
Elizabeth K. Tuppeny	—	—
Abby M. Wenzel	—	—
All officers and directors as a group (4 persons)	—	—

(1)	The address of each individual listed is c/o Cole Credit Property Trust V, Inc., 2325 East Camelback Road, Suite 1100, Phoenix, Arizona 85016.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following February 7, 2014.

(3)	American Realty Capital Properties, Inc. is a widely held public company in the United States with no controlling beneficial owners. The address of American Realty Capital Properties, Inc. is 405 Park Avenue, 12th Floor, New York, New York 10022.

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EXHIBIT C

obligations similar to ours. See the section of this prospectus captioned “Prior Performance Summary — Programs of the American Realty Capital Group of Companies” for further discussion. ARCP and the REITs sponsored by the American Realty Capital group of companies, whether or not existing as of the date of this prospectus, could compete with us in the purchase, sale or operation of our assets. There is a risk that Mr. Schorsch’s loyalties to these other programs could conflict with the fiduciary duties he owes to us and could result in actions or inactions that are adverse to our business, which could harm the implementation of our investment strategy and our investment and leasing opportunities. For example, conflicts with our business and interests may arise from involvement in activities related to the allocation of new investments between us and these other programs. In addition, Mr. Schorsch will have competing demands on his time and resources and may have conflicts of interest in allocating his time and resources between our business and these other entities.

Although our board of directors has adopted a policy limiting the types of transactions that we may enter into with our advisor, its affiliates and ARCP and other real estate programs sponsored by Cole Capital, we may enter into certain such transactions, which are subject to an inherent conflict of interest. Similarly, joint ventures involving affiliates of our advisor, ARCP or other real estate programs sponsored by Cole Capital also give rise to conflicts of interest. In addition, our board of directors may encounter conflicts of interest in enforcing our rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and our advisor, any of its affiliates or ARCP or another real estate program sponsored by Cole Capital.

Other Activities of Our Advisor and Its Affiliates

We rely on our advisor, CR V Advisors, for the day-to-day operation of our business. As a result of the interests of members of its management in ARCP and other real estate programs sponsored by Cole Capital and the fact that they also are engaged, and will continue to engage, in other business activities, our advisor and its officers, key persons and respective affiliates may have conflicts of interest in allocating their time between us and ARCP and other programs sponsored by Cole Capital and other activities in which they are involved. However, our advisor believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to ARCP and all of the other programs sponsored by Cole Capital and other ventures in which they are involved.

In addition, each of our executive officers, including Nicholas S. Schorsch, who also serves as the chairman of our board of directors, is an executive officer and/or director of our advisor, our dealer manager and/or other entities affiliated with Cole Capital. As a result, each of our executive officers owes fiduciary duties to these other entities, as applicable, which may conflict with the fiduciary duties that he owes to us and our stockholders.

Transactions with Our Advisor and Its Affiliates

Other than as set forth below, our board of directors has to adopted a policy to prohibit acquisitions and loans from or to affiliates of our advisor. From time to time, our advisor may direct certain of its affiliates to acquire properties that would be suitable investments for us or our advisor may create special purpose entities to acquire properties that would be suitable investments for us. Subsequently, we may acquire such properties from such affiliates of our advisor if and when we have sufficient offering proceeds to do so. Any and all acquisitions from affiliates of our advisor must be approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in such transaction as being fair and reasonable to us and at a price to us that is no greater than the cost of the property to the affiliate of our advisor (including acquisition fees and expenses), unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction determines that there is substantial justification for any amount that exceeds such cost and that the difference is reasonable. In no event will we acquire a property from an affiliate of our advisor if the cost to us would exceed the property’s current appraised value as determined by an independent appraiser. In no event will our advisor or any of its affiliates be paid more than one acquisition fee in connection with any such transaction. Moreover, our advisor will not receive an acquisition fee if an affiliated entity will receive a disposition fee in connection with such transaction. Conversely, an affiliated entity will not receive an acquisition fee if our advisor will receive a disposition fee in connection with the sale of a property or an asset to an affiliate.

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EXHIBIT D

As of December 31, 2012, Cole had paid approximately $624.9 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $424.0 million (67.9%), offering proceeds of approximately $200.6 million (32.1%) and distributions received in excess of income from unconsolidated joint ventures of approximately $0.4 million (less than 1.0%). As of December 31, 2012, Cole had expensed approximately $200.6 million in cumulative real estate acquisition expenses which reduced operating cash flows. Cole treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.

Cole’s share redemption program provides, in general, that the number of shares Cole may redeem is limited to 5% of the weighted average number of shares outstanding during the trailing 12-month period prior to the end of the fiscal quarter for which redemptions are paid. In addition, the cash available for redemption is limited to the proceeds from the sale of shares pursuant to Cole’s distribution reinvestment plan. As of December 31, 2012, Cole had redeemed in full all valid redemption requests received in good order. A valid redemption request is one that complies with the applicable requirements and guidelines of Cole’s share redemption program. On April 12, 2013, Cole announced that its board of directors had voted to suspend Cole’s share redemption program in anticipation of the listing of its shares. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the second quarter of 2013 and determined by Cole to be in good order on or before April 22, 2013 were honored in accordance with the terms, conditions and limitations of the share redemption program. Cole’s share redemption program was terminated effective June 20, 2013, the date on which its common stock was listed on the NYSE.

CCPT IV’s board of directors began authorizing distributions in April 2012, after the company commenced business operations. CCPT IV paid a 6.25% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on April 14, 2012 through the date of this prospectus. As of December 31, 2012, CCPT IV had paid approximately $3.9 million in cumulative distributions since inception. These distributions were fully funded by proceeds from the offering. As of December 31, 2012, CCPT IV had expensed approximately $14.4 million in cumulative real estate acquisition expenses which reduced operating cash flows. CCPT IV treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition costs are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.

CCIT’s board of directors began authorizing distributions in June 2011, after the company commenced business operations. CCIT paid a 6.50% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on June 29, 2011 through the date of this prospectus. As of December 31, 2012, CCIT has paid approximately $4.1 million in cumulative distributions since inception. The distributions were funded by net cash provided by operating activities of approximately $433,000 and offering proceeds of approximately $3.7 million. As of December 31, 2012, CCIT had expensed approximately $6.9 million in cumulative real estate acquisition expenses which reduced operating cash flows. CCIT treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.

As of December 31, 2012, the remaining programs sponsored by Cole Capital have fulfilled all valid redemption requests and fully funded distributions with operating cash flows.

D-1

Programs of the American Realty Capital Group of Companies

Prior to February 7, 2014, when ARCP acquired Cole, Nicholas S. Schorsch, our chairman, chief executive officer and president, had no interest in us or the other non-traded REITs currently sponsored by Cole Capital (which is controlled by ARCP as of February 7, 2014). Following the consummation of ARCP’s acquisition of Cole, Mr. Schorsch became our chairman, chief executive officer and president. As noted in Mr. Schorsch’s biography in the “Management – Executive Officers and Directors” section of this prospectus, Mr. Schorsch holds positions in various non-traded REITs and direct investment programs of the American Realty Capital group of companies which are sponsored directly or indirectly by AR Capital, LLC. While we do not believe that AR Capital, LLC has any sponsorship interest in us or the other non-traded REITs sponsored by Cole Capital, we believe certain information with respect to the non-traded REITs sponsored directly or indirectly by AR Capital, LLC, particularly its net-lease focused non-traded REITs, which had or have similar investment objectives to us, may be relevant so long as Mr. Schorsch remains both: (i) the chief executive officer of ARCP, our chief executive officer or the chief executive officer of other non-traded REITs sponsored by Cole Capital; and (ii) the chief executive officer of AR Capital, LLC. Therefore, we have included summary information below regarding the prior programs sponsored directly or indirectly by AR Capital, LLC, which includes information with respect to the net lease-focused non-traded REITs sponsored directly by AR Capital, LLC that have or had similar investment objectives to us. The summary information has been derived from publicly available data and has not been sourced directly from the programs sponsored directly or indirectly by AR Capital, LLC.

During the period from August 2007 (inception of the first program) to December 31, 2012, AR Capital, LLC has directly or indirectly sponsored 10 public programs, all of which had raised funds as of December 31, 2012, and five non-public programs. Of those 10 public programs, we believe only ARCP, ARC DNAV, ARCT, ARCT III and ARCT IV have investment objectives similar to ours. From August 2007 (inception of the first public program) to December 31, 2012, the 10 public programs sponsored directly or indirectly by AR Capital, LLC, which include ARCP, ARC DNAV, ARCT, ARCT III and ARCT IV and the programs consolidated into ARCT, which were ARC Income Properties II, LLC and all programs developed to allow persons selling real estate to reinvest the proceeds of those sales in another real estate investment pursuant to Section 1031 of the Internal Revenue Code (Section 1031 Exchange Programs), had raised $4.7 billion from 70,663 investors in public offerings and an additional $37.5 million from 205 investors in a private offering by ARC Income Properties II, LLC and 45 investors in private offerings by the Section 1031 Exchange Programs. All 10 public programs purchased 1,321 properties with an aggregate purchase price of $5.5 billion, including acquisition fees, in 49 states and U.S. territories and one property in the United Kingdom.

Liquidity of Public Programs

FINRA Rule 2310(b)(3)(D) requires that the liquidity of prior public programs sponsored directly or indirectly by AR Capital, LLC be disclosed, which for this purpose excludes ARCP, a REIT that is and always has been listed on a national securities exchange, commencing with The NASDAQ Capital Market and, subsequently, The NASDAQ Global Select Market. Additionally, ARCP was formerly sponsored by AR Capital, LLC until ARCP’s transition to self-management on January 8, 2014. AR Capital, LLC has directly or indirectly sponsored the following other publicly registered programs (excluding ARCP): ARCT; NYRR; PE-ARC; ARC HT; ARC DNAV; ARCT III; ARC Global; ARCT IV; ARC HT II; ARCT V; ARC RFT; PE-ARC II; ARC HOST; and BDCA. ARCT was a non-traded REIT until March 1, 2012, when it listed its shares of common stock on The NASDAQ Global Select Market. ARCT’s prospectus for its initial public offering provided that it would seek to consummate a listing of shares of its common stock on a national securities exchange by the tenth anniversary of the commencement of its initial public offering. By listing its common stock on The NASDAQ Global Select Market, ARCT achieved a listing on a national securities exchange within the time it contemplated to do so. Additionally, ARCT III was a non-traded REIT until February 28, 2013, when it merged with and into ARCP. ARCT III’s prospectus for its initial public offering provided that ARCT III would seek to consummate a sale or merger by the fifth anniversary of the termination of its initial public offering. By merging with and into ARCP, ARCT III achieved a sale or merger within the time it contemplated to do so. ARCT IV was a non-traded REIT, which merged with and into a subsidiary of ARCP, thereby completing its expected liquidity, similar to ARCT III, as described above.

D-2

The prospectus for each of these other public programs states a date or time period by which it may be liquidated or engage in another liquidity event. Further, PE-ARC, ARC HT, ARC DNAV, ARC Global, ARC RFT, ARC HT II, ARCT V, ARC HOST, PE-ARC II and BDCA are in their offering and/or acquisition stages. Other than ARCT, ARCT III and ARCT IV, none of these public programs has reached the stated date or time period by which they may be liquidated or engage in another liquidity event.

Adverse Business Developments

Several of the programs sponsored directly or indirectly by AR Capital, LLC have experienced net losses. The net losses incurred by the programs sponsored directly or indirectly by AR Capital, LLC are primarily attributable to non-cash items and acquisition expenses incurred for the purchases of properties which are not ongoing expenses for the operation of the properties and not the impairment of the programs’ real estate assets. With respect to ARCT, for the years ended December 31, 2012, 2011, 2010 and 2009, the entire net loss was attributable to depreciation and amortization expenses incurred on the properties during the ownership period, and for the year ended December 31, 2008, 71% of the net losses was attributable to depreciation and amortization, and the remaining 29% of the net losses was attributable to the fair market valuation of certain derivative investments held.

Other than as disclosed above, there have been no major adverse business developments or conditions experienced by any program sponsored directly or indirectly by AR Capital, LLC or AR Capital, LLC’s non-program properties that would be material to investors in this offering, including as a result of recent general economic conditions.

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